vnu

05013542

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL

RECEIVED DEC 27 2005 SEC MAIL PROCESSING SECTION WASH., D.C. 185

Date	December 14, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated December 14, 2005:

- **VNU EXPECTS 2005 EPS TO BE IN LINE WITH PREVIOUS GUIDANCE**

With kind regards,
VNU bv

Maarten Schikker

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

12/30

vnu

Press release

ADR file nr 82-2876

Date December 14, 2005

VNU EXPECTS 2005 EPS TO BE IN LINE WITH PREVIOUS GUIDANCE

- **Excluding IMS transaction costs, company expects 2005 EPS to be in line with previously indicated EUR 0.85 - EUR 0.90 range**
- **Organic EBITDA* growth expected to be in the high single digits, excluding IMS costs and other one-time items**
- **Organic revenues* should grow midway between 5% and 6%, slightly below earlier forecast of approximately 6% growth**

* *Organic growth excludes the impact of currency exchange and acquisitions and divestures.*

Haarlem, the Netherlands – VNU NV (ASE: VNU), a leading global information and media company, said today that it expects its 2005 earnings per share to be in line with its previous guidance of EUR 0.85 to EUR 0.90, as its businesses continued their overall solid performance in the second half. VNU's latest earnings estimate excludes the impact of transaction costs related to the IMS Health merger. Including these costs, reported EPS is expected to be below the EUR 0.85 to EUR 0.90 range.

VNU expects to continue its strong top-line growth, with organic revenues projected to be up midway between 5% and 6%, driven by a double-digit increase from the Media Measurement & Information group. The company said that while most of its businesses are performing well, organic revenue growth overall will be slightly below VNU's previous guidance of approximately 6%, due to difficult economic conditions in Europe, where revenues for its ACNielsen business fell short of expectations, and where advertising revenues were generally weak, especially among the company's IT titles.

VNU expects organic EBITDA to grow in the high single digits, in line with previous guidance. The company's EBITDA estimate excludes the impact of IMS merger costs (approximately EUR 30 million) in 2005, and restructuring provisions of EUR 38 million and real estate gains of EUR 14 million in 2004.

"Building on a strong first half, VNU turned in another solid performance over the last six months to close out the year in excellent shape," said Rob van den Bergh, CEO. "Our two largest groups – VNU Marketing Information and VNU Media Measurement & Information – are growing in response to strong demand for our consumer, media and market information services, and we're taking steps to innovate and deliver even more valuable insights to our clients. I am also quite pleased with the growth of our trade show business, and encouraged by pockets of growth among our trade journals,

12.99

particularly in the entertainment space. Despite the termination of the IMS merger, I'm convinced that we've emerged from that experience in good shape to continue our robust growth and build upon our position as the leading provider of consumer and marketplace intelligence."

In addition to providing an update on its projected 2005 results today, VNU said that it has received expressions of interest from various parties regarding a possible acquisition of the company. The company's Executive Board and Supervisory Board are evaluating this possibility. The company said that there can be no assurance that this process will result in any specific transaction.

UPDATE BY GROUP

Marketing Information

Organic revenues at VNU Marketing Information (MI) are expected to grow about 5.5% outside Europe, driven by double-digit increases in Latin America and Emerging Markets (including Eastern Europe), and solid growth in other regions and business units. Overall, including Europe, organic revenues should be up between 3.5% and 4%, slightly below earlier estimates of 4% to 5%. While ACNielsen Europe continues to meet profit targets through aggressive cost management, its revenue growth has been sluggish as clients reduce their discretionary spending in the face of tough economic conditions.

VNU expects the group's EBITDA margin to be around 15%, as MI continues its aggressive cost management, while still investing for future growth.

During 2005, ACNielsen completed the expansion of its consumer panel to 125,000 households in the U.S., while expanding its panels in Europe, Latin America and Asia Pacific. ACNielsen also expanded retail coverage in important growth markets like China, India and Russia, and made progress with the rollout of its new data factory in Europe. VNU Advisory Services, meanwhile, continued to develop next-generation business solutions, such as DecisionSmart, that leverage capabilities from across the group. To improve efficiency, both Project Atlas (North America) and Project Gol (Latin America) achieved their objectives, and MI plans to expand these cost-management programs to other parts of the business in 2006.

Media Measurement & Information

The Media Measurement & Information (MMI) group is expected to achieve strong organic revenue growth of about 11%, in line with VNU's earlier guidance of "at least 10%," driven by solid performances from Nielsen Media Research in the U.S. and from NetRatings. Organic EBITDA is expected to grow approximately 20%, with the group reaching an EBITDA margin of about 28%.

Press release

Nielsen Media Research continues to expand its sample coverage of national and local television audiences in the U.S., including launching Local People Meter (LPM) service to deliver overnight demographic ratings in the top 10 U.S. markets.
Already in seven markets, LPM service will be introduced in Dallas and Detroit in January 2006 and Atlanta by mid-2006.

Outside the U.S., the 50-50 joint venture, AGB Nielsen Media Research, which is accounted for as "a share of profit of associates and joint ventures," is performing well. Among its growth initiatives, AGB Nielsen Media Research continues to expand TV ratings coverage in China, one of the world's fastest-growing advertising markets.

NetRatings, 60% owned by VNU, is expected to deliver double-digit revenue growth and move closer to break-even, due to strong demand for its Internet audience and advertising measurement services.

The MMI group continues to develop and introduce new services to measure time-shifted and video-on-demand TV viewing, audiences for outdoor and video-game advertising, product placement on TV, mobile-phone media and sports sponsorships – providing a solid platform for future growth in a diversifying media landscape.

Business Information

Organic revenue growth at VNU Business Information should come in at roughly 2%, below VNU's previous estimate of approximately 4%, due to weaker-than-expected results in Europe, where advertising markets remain sluggish, especially in the IT sector. Organic EBITDA is expected to grow at about 5%, due to strong results from the U.S. trade show business. Trade shows account for nearly 80% of the group's profit.

Trade show revenues in the U.S. are expected to be up about 10%, as the group launched 10 new events this year. Trade magazines such as *The Hollywood Reporter* and *Adweek* in the U.S., and *Intermediair* in Europe, continue to perform well, while the group's e-media business is expected to grow at a double-digit pace, reflecting the shift to more online content and advertising.

Other Activities to Improve Shareholder Value

On November 17, VNU announced plans to return approximately EUR 1 billion to shareholders, on top of the regular dividend now in place. The company is considering both a share buyback program, which would commence sometime after the end of the closed period on March 8, 2006, as well as a special dividend, which could be paid prior to or after the end of the closed period. The company will release further details as soon as it determines its final plans.

VNU also announced on November 17 its intention to expand current cost-savings programs to all areas of the company worldwide, including some restructuring. Under

an initiative called "Project Forward", VNU has formed a dedicated Program Management Office (PMO) to achieve cost and revenue synergies on an accelerated timetable. The PMO will be responsible for achieving cost savings in corporate, operations, information technology and production, while seeking revenue opportunities from VNU's existing businesses, as well as from the pharmaceutical and over-the-counter drug market, in partnership with IMS Health.

"We have made progress in recent years to manage costs more effectively, improve margins and free up resources to invest in new growth initiatives through MI's Project Atlas and other programs," said Rob Ruijter, VNU's CFO and executive sponsor of Project Forward. "Still it's clear that substantial opportunities remain to better leverage our resources across the company to further reduce costs and improve the performance and competitive positions of our business. With the complete support of our senior leaders, I am confident that Project Forward will deliver on the full potential of these opportunities."

VNU will provide more details about cost-savings targets and the timing of such initiatives no later than March 8, 2006, when the company plans to announce its full-year 2005 financial results.

Forward-looking Statements
This document contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Investor Conference Call
VNU will host a conference call for the investment community today, December 14, at 2:00 p.m. (Amsterdam), 1:00 p.m. (London), 8:00 a.m. (New York) to discuss this trading update. The call will be conducted in English and will be audio-webcast live at www.vnu.com. An archived audio-webcast of the call will be available on VNU's web site after the event. For more information, contact Mark Walter at +44 (0) 207 614 2900 or Tame Sauitufuga at +1 212 889 4350, both of Taylor Rafferty Associates.

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

Press release

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues under IFRS amounted to EUR 3.3 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.

Press contact	Will Thoretz	+31 23 5463 600 (Haarlem)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)
	Arnout Asjes	+1 646 654 5031 (New York)